Exhibit 4.2

(Translation)

Pursuant to the Enactment of the Corporation Law

the Following Items to Be Deemed

to Be Listed in the Articles of Incorporation

The Law Concerning Adjustment of Related Laws, Etc. Accompanying the Enforcement of the Corporation Law (2005 Law No. 87) of Japan enacted in accordance with the enactment of the Corporation Law as of May 1, 2006, deems that the items below are provided in the Articles of Incorporation on and after the date thereof. Please be informed that the Articles of Incorporation will be altered according to a resolution by the regular general meeting of shareholders to be held on June 28, 2006 and then the renewed version of the Articles of Incorporation including other alterations will be released.

•	The Company shall set up the board of directors, committees and the accounting auditors.

•	The Company shall determine, by a resolution of the board of directors instead of a general meeting of shareholders, the particulars listed in the item 2 to the item 4 of the Article 459, Paragraph 1 of the Corporation Law.

•	The Company shall issue certificates of shares.

•	The Company shall have a manager of the register of shareholders.